BLUE MOON INVESTMENTS
                                    Suite 810
                               1708 Dolphin Avenue
                                  Kelowna, B.C.
                                     V1Y 9S4
                            Telephone: (250)868-8177
                            Facsimile: (250)868-8493


                                                                October 10, 2003


VIA FACSIMILE/EDGAR/MAIL:  (202)942-9516


U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Attention:  Mr. Bill Underhill, Mail Stop 0304
----------------------------------------------

- and -

Attention:  Mr. John D. Reynolds, Assistant
            Director, Office of Small Business, Mail Stop 0304
--------------------------------------------------------------

Gentlemen:

          Re: Blue Moon Investments
               - Request for Withdrawal of Form SB2 Registration Statement (File
                 No. 333-49508)
               - Amendment No. 6 - Filed May 16, 2003
          ----------------------------------------------------------------------

     On behalf of Blue Moon Investments (the "Company"), I hereby withdraw the Company's Form SB2 registration Statement (file no. 333-49508) as we feel it is impractical to proceed with an SB2 offering as a blank check company due to current lack of interest in the market place.

     Please contact Gerald R. Tuskey, Esq. At (604)681-9588 or fax him at
(604)688-4933 with any questions or comments you may have. Thank you for your assistance.

                                     Yours truly,

                                     Blue Moon Investments



                                     Per:  /s/ David Ward
                                           --------------
                                           David Ward,
                                           President, C.E.O. and Director


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